Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Via EDGAR

June 9, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Amendment No. 1 to Registration Statement on Form F-4 Filed on April 3, 2023

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 21, 2023 on the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission on April 3, 2023 (“Amendment No.1”). Concurrently with the submission of this letter, the Company is submitting its amendment No.2 to the Registration Statement (“Amendment No.2”) and via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.2.

Amendment No. 1 to Registration Statement on Form F-4

Will I experience dilution as a result of the Business Combination?, page 13

1.	Please revise the table to clearly disclose the shares to be issued pursuant to the NextG Tech Convertible Debts.

Response: In response to the Staff’s comment, the Company has revised the cover page and pages 13, 14, 33, 34, 53, 104, and 203 of Amendment No.2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin    beijing    boston    BOULDER    brussels    hong kong    london    los angeles    new york    palo alto
SALT LAKE CITY    san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Summary of the Proxy Statement/Prospectus, page 19

2.	We note your response to comment 3 and reissue. Please revise to (i) quantify the “large volume delivery” of K50s and (ii) clarify the number of K20 pre-orders that you expect to fulfill if you raise the low end of your projected financing. For example, disclose the number if K20s, if any, that will be delivered if the company is able to raise between $55 million and $100 million.

Response: In response to the Staff’s comment, the Company has revised pages 20, 21, 26, 27, 55, 56, 64, 151 and 154 of Amendment No.2.

Organizational Structure, page 21

3.	We note your response to prior comment 21. Please revise the chart to explicitly reflect the equity ownership. In that regard, we note that the solid line in the chart for the various entities reflects equity ownership.

Response: In response to the Staff’s comment, the Company has revised page 21 of Amendment No.2.

Going Concern, page 24

4.	It appears that you removed disclosure from the last paragraph of this section. Please advise or revise to include the disclosure from the previous filing.

Response: In response to the Staff’s comment, the Company has revised pages 26 and 27 of Amendment No.2 to include the disclosure from the previous filing.

5.	We note your response to comment 4. We note your disclosure that your operating income will be used to satisfy its capital expenditure requirement, which is estimated to be US$150 million for three years between 2023 and 2025. Please disclose risk regarding your ability to generate sufficient income to meet your anticipated capital expenditures.

Response: In response to the Staff’s comment, the Company has revised pages 55 and 56 of Amendment No.2.

CSRC Approval, page 40

6.	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings and your disclosure that the company will be required to complete the filing procedures with the CSRC in connection with the business combination prior to the overseas offering and listing. Please revise to disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures.

Response: Pursuant to the Trial Measures and other currently effective PRC laws and regulations, CH-Auto Tech will be required to comply with the filing procedures with the CSRC in connection with the Business Combination for purposes of listing of our securities on Nasdaq. In satisfying the requirements under the Trial Measures, CH-Auto Tech has been in the process of preparing filing materials that contain a filing report and a legal opinion to be issued by CH-Auto Tech’s PRC legal counsel, which would be submitted to the CSRC in accordance with the filing procedure as prescribed in the Trial Measures. In response to the Staff’s comment, the Company has revised pages 42, 43, 80 and 82 of Amendment No.2.

Background of the Business Combination, page 117

7.	We note your response to comment 7 and reissue in part. Please update the background of the business combination section to discuss (i) the outcome of the reorganization negotiations with the company’s existing shareholders and (ii) the NextG Tech convertible debt.

Response: In response to the Staff’s comment, the Company has revised pages 122 and 123 of Amendment No.2.

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Offline Sales Network, page 153

8.	We note your disclosure regarding the collaboration arrangement with Mullen Automotive, Inc. Please expand your disclosure to provide a description of the material facts surrounding the dispute and the material terms of the collaboration agreement.

Response: In response to the Staff’s comment, the Company has revised page 156 of Amendment No.2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 200

9.	We have reviewed your response to prior comment 11 and the revisions to the filing, including the disclosures on pages 22-23, pages 93-94 and the additional pro forma scenarios presented in the pro forma financial statements. Please further address the following:

●	In regard to the numbers of shares subject to equity pledges and judicial freezes disclosed on pages 22-23 and pages 93-94, clarify, if accurate, all amounts represent shares before the Reorganization.

●	In regard to the numbers of shares subject to equity pledges and judicial freezes disclosed on pages 22-23 and pages 93-94, more fully explain how the numbers of shares disclosed under Prior to the closing of the Business Combination and following the closing of the Business Combination were determined or calculated.

●	In regard to shares subject to equity pledges and judicial freezes, you indicate unless you are able to obtain an aggregate of at least 66.6667% of the voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote the business combination will not occur; however, you also appear to indicate events could occur after the business combination that may impact your equity interests and accounting. To the extent accurate, more fully explain the range of possible events that could occur after the business combination regarding the shares subject to equity pledges and judicial freezes and more fully explain the potential consequences and impact those events could have on the combined entity, including related accounting impacts.

●	In regard to the 3,750,000 advisor shares to be issued, you indicate the shares will be accounted for as offering costs; however, it appears the value of the shares to be issued exceeds the amount of “offering proceeds” that would be obtained from MCAF under multiple pro forma redemption scenarios. More fully explain how you considered the accounting for the shares given the value of the shares appears to exceed the proceeds that would be obtained in the business combination under certain pro forma scenarios.

Response: The Company respectfully advises the Staff that:

●	In response to the Staff’s comments #1-#3, the Company has revised pages 22-24 and 93-96 of Amendment No.2

●	The financial impact of recognizing 3,750,000 advisor shares is to increase deferred offering cost and additional paid-in-capital at the same time as a share-based payment. Upon the consummation of the Business Combination, the deferred offering cost offsets the additional paid-in-capital and the net impact is zero. Therefore, even though the value of advisor shares appears to be very high, it does not have actual impact to the financial statements of combined entity.

10.	We have reviewed your response to prior comment 12 and your disclosures related to the net tangible asset requirement. We note the pro forma scenarios that assume maximum redemptions also assume the proposal to eliminate the net tangible asset requirement is approved. Please tell us your consideration to presenting an additional pro forma scenario that reflects the maximum number of shares that could be redeemed and allow the business combination to occur if the proposal to eliminate the net tangible asset requirement is not approved such that the pro forma financial statements would reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company has calculated that the maximum redeemable number of shares is 2,616,866 when the proposal to eliminate the net tangible asset requirement is not approved, and considers this redeemable share of 2,616,288 is between the 50% Redemption of 1,658,740 shares and Maximum Redemption of 3,317,480 shares with the approval of net tangible asset requirement. Therefore, the Company considers the range of possible results in the pro forma financial statements have covered the scenario of maximum redemptions without the approval of net tangible asset requirement and did not add such scenario additionally.

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Notes to Unaudited Pro Forma Combined Financial Statements

Note 5. Loss Per Share, page 217

11.	Please expand the number of sub-note explanations on page 220 to correspond with the sub-notes included in the tables on pages 217 through 220. In this regard, we note the tables include references to sub-notes 1 through 6; however, the explanations provided on page 220 only include sub-notes 1 and 2. Please clarify or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 217 and 218 of Amendment No.2 to correct the references in the tables to sub-notes 1 and 2.

12.	In regard to the tables of total weighted average shares outstanding under Reorganization Scenario II for the periods ended June 30, 2022 and December 31, 2022 on pages 219 and 220, please more fully explain how you determined the number of Class B ordinary shares of Pubco, as the differences in those shares represent the primary difference relative to the total weighted average shares outstanding under Reorganization Scenario I.

Response: The Company respectfully advises the Staff that the shares subject to equity pledge and judicial freezing are all held by the Founders of the CH-AUTO TECH, who will receive Class B ordinary shares of Pubco as merger consideration. Therefore, under Reorganization Scenario II that partial shares of CH-AUTO TECH held by Founders are exercised or auctioned off before the Business Combination, Founders will receive less Class B ordinary share of Pubco in proportion to such exercised or auctioned-off shares.

Exhibits

13.	With respect to the auditor consents for both UHY LLP and Marcum Asia CPAs LLP, please ensure all future amendments include currently dated consents from each auditor. In this regard, we note the current amendment did not include an Exhibit 23.3 consent from UHY LLP and instead indicated their consent was previously filed.

Response: In response to the Staff’s comment, the Company has filed exhibit 23.3 to Amendment No.2.

14.	We have reviewed your disclosures made in response to prior comment 15. Please refer to Exhibit 23.1 and further address the following:

●	Refer to the first paragraph. In the first sentence, clarify that the Registration Statement on Form F-4 is that of CH AUTO Inc. and that the auditors are consenting to the use of their audit report on the financial statements of CH-AUTO Technology Corporation Limited included therein. The current disclosure states the Registration Statement is that of CH-AUTO Technology Corporation Ltd.

●	Explain the first paragraph to also state whether the auditors consent to the reference to their Firm under the heading “Experts”, similar to the disclosure in the last sentence of the second paragraph of this Exhibit.

Response: In response to the Staff’s comment, the Company has filed revised exhibit 23.1 of Amendment No.2.

15.	We note your response to comment 17 and reissue in part. Please revise the risk factor section to address any risks related to the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement, including any risks related to enforceability. In that regard, we note these agreements are governed under PRC law.

Response: In response to the Staff’s comment, the Company has revised pages 93 and 96 of Amendment No.2.

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General

16.	In the next amendment, please comply with the financial statement updating requirements for CH AUTO, Inc., CH-Auto Technology Corporation Ltd., and Mountain Crest Acquisition Corp. IV. (“MCAF”). In this regard, please provide updated audited financial statements for the fiscal year ended December 31, 2022 for each entity, along with related updated financial information, such as, but not limited to, Summary and Selected Financial Information, MD&A, and Unaudited Pro Forma Condensed Combined Financial Statements. Refer to Item 8.A of the Form 20-F with respect to CH-AUTO Inc. and CH-Auto Technology Corporation Ltd. and Rule 8-08 of Regulation S-X with respect to MCAF.

Response: In response to the Staff’s comment, the Company has revised throughout the Amendment No.2 and complied with the financial disclosure requirements under Item 8.A of Form 20-F and Rule 8-08 of Regulation S-X.

17.	You state in your response to comment 6 that “[p]er the articles of association of CHAUTO Tech, the Holding Company shall have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of CH-AUTO Tech entitled to vote to be able to control CH-AUTO Tech. If any shares of the Company under pledge or judicial freezing are later exercised or auctioned off to make that the Holding Company directs, directly or indirectly, less than 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of CH-AUTO Tech entitled to vote, the Holding Company will lose the ability to consolidate the financial results of CH-AUTO Tech and the Company and CH-AUTO Tech will not proceed to close the Business Combination.” Please revise the registration statement to prominently disclose that CH-AUTO Tech’s articles of association contain this requirement. Additionally, please file the articles of association of CH-AUTO Tech as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has revised pages 23 and 94 of Amendment No.2 and filed exhibit 99.6.

18.	We note your response to comment 20. Please expand the disclosure to clearly discuss the specific Nasdaq continuous listing standards that the company may be unable to meet if the auditor of Pubco determines that Pubco is unable to consolidate its results of operations.

Response: In response to the Staff’s comment, the Company has revised pages 24 and 96 of Amendment No.2.

19.	We continue to assess your response to prior comment 22 and may have further comments.

Response: The Company acknowledges the Staff’s comment and undertake to response to any further comment from the Staff.

20.	We note your response to prior comment 18. We also note your disclosure “the Company does not expect that, prior to the consummation of the Business Combination, (1) its creditors will exercise equity pledge or that (2) shares subject to judicial freezing will be auctioned off. The Holding Company will be prohibited from receiving the dividends derived from such pledged shares of Company’s common stock without the consent of the pledgees.” We also note your disclosure that the court auction process in China typically takes six to twelve months. We also note that in your response letter you stated that the Company will not proceed to close the Business Combination if Pubco is not able to direct, directly or indirectly, at least 66.6667% of the voting rights of the outstanding equity securities of CH-AUTO Tech entitled to vote. Please disclose whether this is a closing condition and if this condition can be waived. Please include any related risks.

Response: The Company respectfully advises the Staff that Pubco’s directing at least 71.2184% voting rights of all outstanding equity securities of the Company entitled to vote following the Reorganization is one of the closing conditions pursuant to the Merger Agreement and thus can be waived by MCAF or can amended by the parties to the Merger Agreement. However, Pubco’s directing less than 66.6667% voting rights will lead to auditor of Pubco determining that Pubco is unbale to consolidate the results of operations of the Company under the then applicable standards. Consequently, MCAF will not proceed with the Company to close the Business Combination. In response to the Staff’s comment, the Company has revised pages 24 and 95 of Amendment No.2.

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If you have any questions regarding Amendment No.2, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati Professional Corporation
Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV

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